Exhibit 21.1

List of Subsidiaries

Subsidiaries	Place of Incorporation
VVAX Skyline Holdings Limited	The British Virgin Islands
Windsor Holdings Co., Ltd.	Cayman Islands
Peg Biotechnology (HK) Holding Limited	Hong Kong
Hainan Senhan Biotechnology Co., Ltd.	China
Jilin Zhengye Biological Products Co., Ltd.	China